SCHEDULE 13D/A

DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT

11/8/18

1.	NAME OF REPORTING PERSON
Bulldog Investors, LLC

2.	CHECK THE BOX IF MEMBER OF A GROUP	a[ ]
b[ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS
WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)		[ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
DE

7.	SOLE VOTING POWER
548,754

8.	SHARED VOTING POWER
515,197

9.	SOLE DISPOSITIVE POWER
548,754

10.	SHARED DISPOSITIVE POWER
515,197

11.	AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
1,063,951 (Footnote 1)

12.	CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[ ]

13.	PERCENT OF CLASS REPRESENTED BY ROW 11

12.44%

14.	TYPE OF REPORTING PERSON

IA

1.	NAME OF REPORTING PERSON
Bulldog Investors Group of Funds

2.	CHECK THE BOX IF MEMBER OF A GROUP	a[x]
b[ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS
WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)		[ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
DE

7.	SOLE VOTING POWER
548,754

8.	SHARED VOTING POWER
0

9.	SOLE DISPOSITIVE POWER
548,754

10.	SHARED DISPOSITIVE POWER
0

11.	AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
548,754 (Footnote 1)

12.	CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[ ]

13.	PERCENT OF CLASS REPRESENTED BY ROW 11
6.42%

14.	TYPE OF REPORTING PERSON

IC

1.	NAME OF REPORTING PERSON
Phillip Goldstein

2.	CHECK THE BOX IF MEMBER OF A GROUP	a[ ]
b[ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS
WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)		[ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
USA

7.	SOLE VOTING POWER
548,754

8.	SHARED VOTING POWER
515,197

9.	SOLE DISPOSITIVE POWER
548,754

10.	SHARED DISPOSITIVE POWER
515,197

11.	AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
1,063,951 (Footnote 1)

12.	CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[ ]

13.	PERCENT OF CLASS REPRESENTED BY ROW 11

12.44%

14.	TYPE OF REPORTING PERSON

IN

1.	NAME OF REPORTING PERSON
Andrew Dakos

2.	CHECK THE BOX IF MEMBER OF A GROUP	a[x]
b[ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS
WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)		[ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
USA

7.	SOLE VOTING POWER
548,754

8.	SHARED VOTING POWER
515,197

9.	SOLE DISPOSITIVE POWER
548,754

10.	SHARED DISPOSITIVE POWER
515,197

11.	AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
1,063,951 (Footnote 1)

12.	CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[ ]

13.	PERCENT OF CLASS REPRESENTED BY ROW 11

12.44%

14.	TYPE OF REPORTING PERSON

IN

1.	NAME OF REPORTING PERSON
Steven Samuels

2.	CHECK THE BOX IF MEMBER OF A GROUP	a[x]
b[ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS
WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)		[ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
USA

7.	SOLE VOTING POWER
548,754

8.	SHARED VOTING POWER
515,197

9.	SOLE DISPOSITIVE POWER
548,754

10.	SHARED DISPOSITIVE POWER
515,197

11.	AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
1,063,951 (Footnote 1)

12.	CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[ ]

13.	PERCENT OF CLASS REPRESENTED BY ROW 11

12.44%

14.	TYPE OF REPORTING PERSON

IN

Item 1. SECURITY AND ISSUER

This statement constitutes Amendment #3 to the schedule 13d filed August 20, 2018. Except as specifically set forth herein, the Schedule 13d remains unmodified.

ITEM 4. PURPOSE OF TRANSACTION

See advance notice exhibits attached hereto.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) As per the N-CSRS filed on July 2, 2018, there were 8,554,668 shares of common stock outstanding as of April 30, 2018. The percentages set forth herein were derived using such number. Phillip Goldstein, Andrew Dakos and Steven Samuels own Bulldog Investors, LLC, a registered investment advisor. As of November 7 2018, Bulldog Investors, LLC is deemed to be the beneficial owner of 1,063,951 shares of AKP (representing 12.44% of AKP's outstanding shares) solely by virtue of Bulldog Investors LLC's power to direct the vote of,and dispose of, these shares. These 1,063,951 shares of AKP include 548,754 shares (representing 6.42% of AKP's outstanding shares) that are beneficially owned by Messrs. Dakos, and Samuels, and the following entities over which Messrs. Goldstein, Dakos and Samuels exercise control: Opportunity Partners LP Partners LP, Calapasas West Partners LP, Full Value Special Situations Fund LP Full Value Partners, LP, and MCM Opportunity Partners, LP (collectively, "Bulldog Investors Group of Funds").

Bulldog Investors Group of Funds may be deemed to constitute a group. All other shares included in the aforementioned 1,063,951 shares of AKP beneficially owned by Bulldog Investors LLC (solely by virtue of its power to sell or direct the vote of these shares) are also beneficially owned by clients of Bulldog Investors, LLC who are not members of any group. The total number of these "non-group" shares is 515,197 shares (representing 6.02% of AKP's outstanding shares).

(b) Bulldog Investors,LLC has sole power to dispose of and vote 548,754 shares. Bulldog Investors, LLC has shared power to dispose of and vote 515,197 shares. Certain of Bulldog Investors, LLC's clients (none of whom beneficially own more than 5% of AKP's shares) share this power with Bulldog Investors, LLC. Messrs. Goldstein, Dakos and Samuels are control persons of Bulldog Investors, LLC.

c) Since the last filing on 10/10/18 the following shares of AKP were purchased:

Date:	Shares:	Price:
10/12/18	15	13.4200
10/16/18	900	13.4135
10/16/18	500	13.4100
10/26/18	500	13.4080
10/26/18	600	13.4021

d) Clients of Bulldog Investors, LLC are entitled to receive any dividends or sales proceeds.

e) N/A

ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

N/A

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibits A,B,C

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	11/08/2018

By:	/S/ Phillip Goldstein
Name:	Phillip Goldstein

By:	/S/ Andrew Dakos
Name:	Andrew Dakos

By:	/S/ Steven Samuels
Name:	Steven Samuels

Bulldog Investors, LLC
By:	/s/ Andrew Dakos
Andrew Dakos, Member

Footnote 1: The reporting persons disclaim beneficial ownership except to the extent of any pecuniary interest therein.